UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32552

Jamba, Inc.

(Exact name of registrant as specified in its charter)

3001 Dallas Pkwy, Suite 140

Frisco, TX 75034

(469) 294-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note:  Effective September 13, 2018, Jay Merger Sub, Inc., a wholly owned subsidiary of Focus Brands Inc., was merged with and into Jamba, Inc., with Jamba, Inc. continuing as the surviving corporation and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Jamba, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JAMBA, INC.

Date:	September 24, 2018	By:	/s/ Michael J. Dixon
Name: Michael J. Dixon
Title: Executive Vice President and Chief Financial Officer